PROTECTIVE LIFE INSURANCE COMPANY P.O. BOX 10648 BIRMINGHAM, ALABAMA  35202-0648
--------------------------------------------------------------------------------

                                  ENDORSEMENT
                            ADDITIONAL DEATH BENEFIT


We are amending your Contract to add the Annual Reset Death Benefit described in the following provisions.

ANNUAL RESET DEATH BENEFIT - Beginning on the 6th Contract Anniversary, we will determine an annual reset anniversary value on each Contract Anniversary occurring before the earlier of the deceased Owner's 80th birthday or the deceased Owner's date of death. Each annual reset anniversary value is equal to the sum of: the Contract Value on that Contract Anniversary; plus all Purchase Payments since that Contract Anniversary; minus all amounts surrendered, including associated surrender charges, since that Contract Anniversary.

If the Owner's death occurs on or before the deceased Owner's 90th birthday the death benefit will equal the greatest of: (1) the death benefit described in your Contract; or (2) the greatest annual reset anniversary value attained. If the Owner's death occurs after the deceased Owner's 90th birthday the death benefit will equal the death benefit described in your Contract.

Only one death benefit is payable under this Contract even though the Contract may, under certain circumstances, continue beyond the death of any Owner.

MULTIPLE BENEFICIARIES - If there is more than one Beneficiary, provisions relating to the distribution of the death benefit apply to each Beneficiary individually.

Signed for the Company and made a part of the Contract as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

      /s/ Deborah J. Long

           Secretary